                                             Filed by Danka Business Systems PLC
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                 For: Danka Business Systems PLC
                                                  Commission File No.: 333-55914

[LOG0]

                                                                 Keith J. Nelsen
                                                                    727-579-2801

                                                                  Paul G. Dumond
                                                             011-44-207-603-1515


                 DANKA BUSINESS SYSTEMS PLC MAKES ANNOUNCEMENT

                           REGARDING EXCHANGE OFFER

ST. PETERSBURG, Fla.--June 22, 2001--Danka Business Systems PLC (Nasdaq: DANKY) (the "Company" or "Danka") today announced that it has received tenders from approximately 92% of its outstanding 6.75% convertible subordinated notes due April 1, 2002 (CUSIP Nos. G2652NAA7, 236277AA7, and 236277AB5), has extended the expiration of the exchange offer for the notes and has amended the conditions to closing the exchange offer as described below.

The Company said that as of 5:00 p.m., New York City time, on June 22, 2001, it had received tenders from holders of a total of $183,957,000 in aggregate principal amount (approximately 92%) of the 6.75% convertible subordinated notes. Of the notes tendered pursuant to the exchange offer, $118,484,000 in principal amount (approximately 59.2%) has been tendered for the limited cash option, $1,015,000 in principal amount (approximately 0.5%) has been tendered for the new senior subordinated note option and $64,458,000 in principal amount (approximately 32.2%) has been tendered for the new 10% note option.

The exchange offer is subject to certain conditions, including the closing of the purchase of Danka's outsourcing division, Danka Services International ("DSI"), by Pitney Bowes Inc., the consent of Danka's senior bank lenders, the consent of parties to Danka's tax retention operating leases and other customary conditions. The Company has amended the exchange offer to reduce the condition
requiring minimum tenders from 95% to 92%.   However, Danka's senior lenders and
parties to Danka's tax retention operating leases have not consented to the exchange offer. Accordingly, the Company is continuing to seek tenders from holders who have not yet participated in the exchange offer with the goals of obtaining at least 95% participation in the offer and obtaining the consent to the exchange offer from Danka's senior bank lenders and parties to Danka's tax retention operating leases.

Danka's Chief Executive Officer, Lang Lowrey, commented "We are very pleased with the progress made in our exchange offer over the past several days. A number of additional holders have elected to tender into the exchange offer. Their participation, along with those holders who had already tendered, is essential to the successful conclusion to our three-part restructuring plan. We continue to work towards our goal of receiving 95% participation, obtaining the consent of our senior lenders, and closing the sale of DSI by June 29."

The new expiration date of the exchange offer is Friday, June 29, 2001, at 8:00 a.m. New York time, unless extended.

The cash option will likely be oversubscribed. In that case, Danka will purchase a total of $60 million principal amount of old notes for cash and will exchange $800 in principal amount of new senior subordinated notes for every additional $1,000 in principal amount of the balance of old notes tendered for cash. All holders who elect to receive cash will be treated equally in this process.

Danka is seeking an agreement with its senior bank lenders not to prohibit the repayment of any 6.75% convertible subordinated notes that remain outstanding after the exchange offer is completed, provided that Danka is not then in default under any of the terms of the new credit facility and further provided that a sufficient minimum number of notes to satisfy the banks have been tendered under the exchange offer. Currently, the senior bank lenders have advised Danka that such minimum is 95% of all outstanding notes, and no assurances can be given that the senior bank lenders will agree to a threshold lower than 95%. Further, there can be no assurance that Danka will be in compliance with the terms of the new credit facility or have sufficient funds to repay any 6.75% convertible subordinated notes that remain outstanding when they become due. In addition, if Danka is not in compliance with the terms of the new credit facility when such payments become due, it will be prohibited from making such payments to the holders of the 6.75% convertible subordinated notes, which notes will be subordinated to Danka's obligations to its senior bank lenders and to Danka's obligations to the holders of the new notes to be issued under the exchange offer.

Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and HSBC Bank USA is the exchange agent. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

Danka Business Systems PLC, headquartered in London, England and St. Petersburg, Florida, is one of the world's largest independent suppliers, by revenue, of office imaging equipment and related services, parts and supplies. Danka provides office products and services in approximately 30 countries around the world.

Danka Services International, the outsourcing division of Danka Business Systems PLC, provides on- and off-site document management services, including the management of central reprographics departments, the placement and maintenance of photocopiers, print-on-demand operations and document archiving and retrieval services.

Certain statements contained in this press release, including Danka's expectations with respect to the closing of the sale of DSI and the closing of the exchange offer are forward-looking. Such statements reflect the current views of Danka with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Words like "expects," "anticipates," "believes," "intends," "plans," and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. The safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with this exchange offer.

Where to obtain additional information: Noteholders are urged to read the preliminary prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Danka and the exchange offer, including the complete terms of the exchange offer, the terms of the new senior subordinated notes and the new 10% subordinated notes, and other related matters.

Copies of the preliminary prospectus and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. You may request free copies of the
                       ------------------
documents that we have filed with the Securities and Exchange Commission by contacting us. Requests should be directed to: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716 Attn: Treasurer, Telephone:
(727) 578-4766.

A registration statement relating to the new zero coupon senior subordinated notes and the new 10% subordinated notes being offered pursuant to the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. The new senior subordinated notes and the new 10% subordinated notes may not be sold nor may tenders be accepted prior to the time the registration statement has become effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

NOTICE TO MARYLAND RESIDENTS: THIS ANNOUNCEMENT MUST BE READ IN CONNECTION WITH THE PRELIMINARY PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PRELIMINARY PROSPECTUS MUST BE MADE AVAILABLE TO NOTEHOLDERS IN CONNECTION WITH THIS OFFERING.

CONTACT: In the U.S., Keith Nelsen, Danka Business Systems PLC, (727) 579-2801; in the U.K., Paul Dumond, Danka Business Systems PLC, 011-44-207-603-1515; for the exchange offer, Andrew Karp, Banc of America Securities LLC, (888) 292-0070; and for the DSI or the senior bank debt refinancing transactions, John A. McKenna, Houlihan Lokey Howard & Zukin Capital, (212) 497-4124.


11201 Danka Circle North  107 Hammersmith Road
St. Petersburg, FL  33716  London, England W14 0QH